As filed with the Securities and Exchange Commission on February 15, 2002.

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                ----------------
                              THE ASIA TIGERS FUND
                       (Name of Subject Company (issuer))

                              THE ASIA TIGERS FUND
                        (Name of Filing Person (offeror))

                                  COMMON STOCK,
                           $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    04516T105
                      (CUSIP Number of Class of Securities)

                       BARBARA PIRES, ASSISTANT SECRETARY
                           THE ASIA TIGERS FUND, INC.
                            CIBC WORLD MARKETS CORP.
                                622 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 667-4711
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                ----------------

                                    COPY TO:

                              CYNTHIA COBDEN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000
                                ----------------

                            CALCULATION OF FILING FEE

========================================= ====================================
       TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
----------------------------------------- ------------------------------------
           $39,858,117(a)                            $3,666.95(b)
========================================= ====================================

(a) Calculated as the aggregate maximum purchase price to be paid for 4,860,746 shares in the offer, based upon a price of $8.20 (95% of the net asset value per share of $8.63 on February 8, 2002).
(b)  Calculated at $92 per $1,000,000 of the Transaction Value.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:    Not applicable.   Filing Party:  Not applicable.
     Form or Registration No.:  Not applicable.   Date Filed:    Not applicable.
[] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
[ ] third party tender offer subject to Rule 14d-1
[ ] going-private transaction subject to Rule 13e-3
[X]  issuer tender offer subject to Rule 13e-4
[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

================================================================================

         This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Asia Tigers Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 25% of its outstanding shares, or of the Fund's issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated February 15, 2002 and the related Letter of Transmittal and are filed as exhibits to this Schedule TO.

         This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 12.  EXHIBITS

EXHIBIT NO.     DESCRIPTION
-----------     -----------

(a)(1)(i)       Offer to Purchase, dated February 15, 2002.
(a)(1)(ii)      Form of Letter of Transmittal.
(a)(1)(iii)     Form of Notice of Guaranteed Delivery.
(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)      Form of Letter to Stockholders.
(a)(2)          None.
(a)(3)          Not Applicable.
(a)(4)          Not Applicable
(a)(5)          Press release issued on February 15, 2002.
(b)             None.
(d)             None.
(g)             None.
(h)             None.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

                  Not applicable.


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


                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            THE ASIA TIGERS FUND, INC.

                                                /S/BRYAN MCKIGNEY

                                            By: --------------------------------
                                                 Name:   Bryan McKigney
                                                 Title:  President and Secretary



Dated: February 15, 2002



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